UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 March 2019
Commission File Number 1-06262

BP p.l.c.
(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NOS. 333-226485, 333-226485-01 AND 333-226485-02) OF BP p.l.c., BP CAPITAL MARKETS p.l.c. AND BP CAPITAL MARKETS AMERICA INC.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173136) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-177423) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-179406) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186462) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186463) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-199015) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200794) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200795) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-207188) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-207189) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-210316) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-210318) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

BP p.l.c. and subsidiaries
Form 6-K for the period ended 31 March 2019(a)

(a)	In this Form 6-K, references to the first quarter 2019 and first quarter 2018 refer to the three-month periods ended 31 March 2019 and 31 March 2018 respectively.

(b)
This discussion should be read in conjunction with the consolidated financial statements and related notes provided elsewhere in this Form 6-K and with the information, including the consolidated financial statements and related notes, in BP’s Annual Report on Form 20-F for the year ended 31 December 2018.

Group results first quarter 2019

Highlights	Resilient earnings and cash flow, continued strategic progress
•    Earnings and cash flow

–
Profit for the first quarter was $2.9 billion, compared with $2.5 billion for the same period in 2018. Underlying replacement cost profit for the quarter was $2.4 billion, compared to $2.6 billion a year earlier. The result reflected the weaker price and margin environment at the start of the quarter, partially offset by strong supply and trading results.

–	Operating cash flow for the quarter was $5.3 billion including the impact of Gulf of Mexico oil spill payments(a). Gulf of Mexico oil spill payments in the quarter were $0.6 billion.

–	Dividend of 10.25 cents a share announced for the quarter, 2.5% higher than a year earlier.

•	New projects and marketing growth

–
Reported oil and gas production for the quarter averaged 3.8 million barrels a day of oil equivalent. Upstream production, which excludes Rosneft, was 2% higher than a year earlier. BP-operated Upstream plant reliability was 96.2%.

–	Integration of US onshore assets acquired from BHP continues, with BP taking operational control in March.

–	Three Upstream major projects – in Trinidad, Egypt and the Gulf of Mexico – have started production in 2019 and BP has taken final investment decisions for three more Upstream major projects.

–	Downstream continued growth in fuels marketing reflected increased numbers of convenience partnership sites and expansion in new markets.

•	Advancing low carbon

–
Strong progress is being made towards BP’s published targets for operational greenhouse gas (GHG) emissions, with reduced operational GHG emissions in 2018, good delivery of sustainable GHG emissions reductions, and methane intensity remaining on target.

–
A $100-million fund to support new emissions-reducing projects in the Upstream was announced, as well as an agreement with Environmental Defense Fund to advance technologies and practices to reduce oil and gas industry methane emissions.

(a)
Operating cash flow excluding Gulf of Mexico oil spill payments is a measure used by management and BP believes it is useful as it allows for meaningful comparisons between reporting periods. It is not however disclosed in this SEC filing because SEC regulations do not permit the inclusion of this non-GAAP metric.

Financial summary	First	First
	quarter	quarter
$ million	2019	2018
Profit for the period attributable to BP shareholders	2,934	2,469
Inventory holding (gains) losses, before tax	(1,088)	(92)
Taxation charge (credit) on inventory holding gains and losses	249	12
RC profit	2,095	2,389
Net (favourable) adverse impact of non-operating items and fair value accounting effects, before tax	349	395
Taxation charge (credit) on non-operating items and fair value accounting effects	(86)	(198)
Underlying RC profit	2,358	2,586
Profit per ordinary share (cents)	14.54	12.40
Profit per ADS (dollars)	0.87	0.74
RC profit per ordinary share (cents)	10.38	11.99
RC profit per ADS (dollars)	0.62	0.72
Underlying RC profit per ordinary share (cents)	11.69	12.98
Underlying RC profit per ADS (dollars)	0.70	0.78

RC profit (loss) and underlying RC profit are non-GAAP measures. These measures and Upstream plant reliability, major projects, inventory holding gains and losses, non-operating items and fair value accounting effects are defined in the Glossary on page 34.

The commentary above and following should be read in conjunction with the cautionary statement on page 37.

Effects on key financial metrics of the adoption of IFRS 16 'Leases'
A new IFRS standard on leases came into effect on 1 January 2019. The impact on key financial metrics for the first quarter is shown below.

Balance sheet
As a result of the adoption of IFRS 16, $9.6 billion of right-of-use assets and $10.3 billion of lease liabilities have been included in the group balance sheet as at 31 March 2019. The majority of these were previously reported as operating leases and so were not previously recognized on the balance sheet. The total lease liability also includes leases that were previously classified as finance leases under IAS 17, which totalled $0.7 billion at 31 December 2018. Lease liabilities are now presented separately on the group balance sheet, do not form part of finance debt and are not included in net debt and gearing in the financial framework.

Income statement
The increase in depreciation from recognizing right-of-use assets and interest on the lease liability is largely offset by the absence of operating lease expenses, resulting in no material overall effect on group profit measures.

Cash flow
In prior years, operating lease payments were presented as operating cash flows* or capital expenditure*. Lease payments are now split into payments of principal that are presented as financing cash flows, and payments of interest that are presented as operating cash flows. There were $0.6 billion of lease payments of principal included within financing cash flows for the first quarter of 2019. BP estimates that $0.5 billion of these would have been reported as operating cash outflow and $0.1 billion would have been reported as capital expenditure without the adoption of IFRS 16.

	Impact of
$ billion	IFRS 16
Balance sheet at 31 March 2019
Fixed assets	9.6
Lease liabilities	10.3
Income statement for the first quarter 2019
Operating lease expenses(a)	~0.6	–
Depreciation, depletion and amortization	0.5	+
Interest charge	0.1	+
Replacement cost profit*	Negligible
Cash flow for the first quarter 2019
Operating cash flow	~0.5	+
Capital expenditure	~0.1	+
Lease payments	0.6	–
Free cash flow*	Nil

(a)	Included in production and manufacturing expenses and distribution and administration expenses under IAS 17.

See pages 20-22, 25 and 27 for more information.

Group headlines
Results
BP’s profit for the first quarter was $2,934 million, compared with $2,469 million for the same period in 2018.
For the first quarter, replacement cost (RC) profit* was $2,095 million, compared with $2,389 million in 2018. Underlying RC profit* was $2,358 million, compared with $2,586 million in 2018. Underlying RC profit is after adjusting RC profit for a net charge for non-operating items* of $252 million and net adverse fair value accounting effects* of $11 million (both on a post-tax basis).
See further information on pages 6, 29 and 30.
Depreciation, depletion and amortization
The charge for depreciation, depletion and amortization was $4.5 billion in the quarter. In the same period in 2018 it was $3.9 billion (prior to the adoption of IFRS 16). In 2019, we expect the full-year charge to be around $2.5 billion higher than 2018 reflecting the depreciation of the right of use assets recognized under IFRS 16 (expected to be offset in the income statement as operating lease expenses will no longer appear in the income statement).
Non-operating items
Non-operating items amounted to a post-tax charge of $252 million for the quarter. See further information on page 29.
Effective tax rate
The effective tax rate (ETR) on the profit for the first quarter was 37%, compared with 35% for the same period in 2018.
The ETR on RC profit or loss* for the first quarter was 42%, compared with 36% for the same period in 2018. Adjusting for non-operating items and fair value accounting effects, the underlying ETR* for the first quarter was 40%, compared with 37% for the same period a year ago. The higher underlying ETR for the first quarter reflects charges for adjustments in respect of prior years. In the current environment the underlying ETR in 2019 is expected to be around 40%. ETR on RC profit or loss and underlying ETR are non-GAAP measures.
Dividend
BP today announced a quarterly dividend of 10.25 cents per ordinary share ($0.615 per ADS), which is expected to be paid on 21 June 2019. The corresponding amount in sterling will be announced on 10 June 2019. See page 25 for further information.

Share buybacks
BP repurchased 6 million ordinary shares at a cost of $50 million, including fees and stamp duty, during the first quarter of 2019. Our share buyback programme is expected to be weighted to the second half of 2019 and to fully offset the impact of scrip dilution since the third quarter 2017 by the end of 2019.
Operating cash flow*
Operating cash flow was $5.3 billion in the first quarter including the impact of Gulf of Mexico oil spill payments of $0.6 billion. For the same period in 2018 we reported $3.6 billion (prior to the implementation of IFRS 16).
Capital expenditure*
Total capital expenditure for the first quarter was $5.6 billion. We reported $4.0 billion for the same period in 2018 (prior to the implementation of IFRS 16).
Organic capital expenditure* for the first quarter was $3.6 billion. We reported $3.5 billion for the same period in 2018 (prior to the implementation of IFRS 16).
Inorganic capital expenditure* for the first quarter was $2.0 billion, including $1.7 billion relating to the BHP acquisition, compared with $0.4 billion for the same period in 2018.
Organic capital expenditure and inorganic capital expenditure are non-GAAP measures. See page 28 for further information.
Divestment and other proceeds
Divestment proceeds* were $0.6 billion for the first quarter, compared with $0.2 billion for the same period in 2018.
Debt
Finance debt at 31 March 2019 was $66.0 billion, compared with $61.5 billion a year ago. Finance debt ratio* at 31 March 2019 was 39.0%, compared with 37.6% a year ago. Net debt* at 31 March 2019 was $45.1 billion, compared with $39.3 billion a year ago. Gearing* at 31 March 2019 was 30.4%, compared with 30.0% at the end of 2018 and 27.8% a year ago.
Net debt and gearing are non-GAAP measures. See page 25 for more information.

* For items marked with an asterisk throughout this document, definitions are provided in the Glossary on page 34.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 37.

Analysis of underlying RC profit* before interest and tax

	First	First
	quarter	quarter
$ million	2019	2018
Underlying RC profit before interest and tax
Upstream	2,928	3,157
Downstream	1,733	1,826
Rosneft	567	247
Other businesses and corporate	(418)	(392)
Consolidation adjustment – UPII*	(13)	(160)
Underlying RC profit before interest and tax	4,797	4,678
Finance costs and net finance expense relating to pensions and other post-retirement benefits	(754)	(464)
Taxation on an underlying RC basis	(1,620)	(1,566)
Non-controlling interests	(65)	(62)
Underlying RC profit attributable to BP shareholders	2,358	2,586
Reconciliations of underlying RC profit or loss to the nearest equivalent IFRS measure are provided on page 3 for the group and on pages 9-14 for the segments.

Analysis of RC profit (loss)* before interest and tax and reconciliation to profit for the period

	First	First
	quarter	quarter
$ million	2019	2018
RC profit before interest and tax
Upstream	2,884	3,174
Downstream	1,765	1,713
Rosneft	486	247
Other businesses and corporate	(546)	(571)
Consolidation adjustment – UPII	(13)	(160)
RC profit before interest and tax	4,576	4,403
Finance costs and net finance expense relating to pensions and other post-retirement benefits	(882)	(584)
Taxation on a RC basis	(1,534)	(1,368)
Non-controlling interests	(65)	(62)
RC profit attributable to BP shareholders	2,095	2,389
Inventory holding gains (losses)*	1,088	92
Taxation (charge) credit on inventory holding gains and losses	(249)	(12)
Profit for the period attributable to BP shareholders	2,934	2,469

Strategic progress
Upstream
Upstream production, excluding Rosneft, for the quarter was 2,656mboe/d, 2% higher than a year earlier due to acquisition of the BHP assets and growth of major projects*. Upstream plant reliability* was 96.2%. Upstream unit production costs* were $7.39/boe.
Constellation in the Gulf of Mexico was the first Upstream major project to come onstream in 2019, followed by the second stage of the West Nile Delta development, the Giza and Fayoum fields, in Egypt and the Angelin development offshore Trinidad. These are the first of five Upstream major projects expected to begin production in 2019. BP has now safely brought 22 new upstream major projects into production since 2016, remaining on track to deliver 900,000boe/d from new projects by 2021.
Since the start of the year, BP has taken final investment decisions on the Atlantis Phase 3 development in the Gulf of Mexico, Azeri Central East in Azerbaijan and Seagull in the UK North Sea.
On 1 March, BPX Energy assumed full control of the BHP acquired US field operations.
In March, BP confirmed a gas discovery, operated by Eni, in the Nour North Sinai offshore prospect in the Egyptian Eastern Mediterranean.

Downstream
Increased year-on-year fuels marketing earnings reflected higher premium fuels volumes and the continued roll-out of convenience partnership sites. Expansion in new markets continued, including new sites opening in Mexico, Indonesia and China.
In the quarter BP opened its first BP-branded retail site in Shandong Province, China.
BP and Lotte agreed an expansion of capacity at their joint venture acetyls petrochemicals site in South Korea, helping to meet growing regional demand.
BP also signed an agreement with Virent and Johnson Matthey to advance the development of bio-paraxylene, a raw material for the production of renewable polyester.

Advancing the energy transition
BP announced progress against its near-term targets for operational GHG emissions: 2018 operational emissions were 1.7 million tonnes CO2 equivalent (MteCO2e) lower than 2017; 2.5MteCO2e sustainable GHG emissions reductions have been generated throughout BP’s operations since the beginning of 2016; and methane intensity was maintained at 0.2% in 2018.

At the end of the quarter BP announced the establishment of a new initiative under which up to $100-million will be made available over the next three years to support projects across the Upstream to deliver new emissions reductions. BP has also entered into an agreement with Environmental Defense Fund to collaborate in development of technologies and practices to accelerate reduction of methane emissions across the oil and gas industry.
BP opened two dedicated electric vehicle charging stations in the quarter, the first in China, in partnership with 66i Fuel, and the second in the UK.
Financial framework
Following the introduction of IFRS 16, the positive impacts on Operating cash flow* and Organic capital expenditure* are fully offset in the cash flow statement by a new line, Lease liability payments. Lease payments are now included in the definition of free cash flow* as a use of cash, which means the net impact on this measure is zero following the adoption of IFRS 16.

Operating cash flow* was $5.3 billion for the first quarter of 2019, including Gulf of Mexico oil spill payments of $0.6 billion. For the first quarter of 2018, we reported $3.6 billion (prior to the implementation of IFRS 16).
Organic capital expenditure for the first quarter of 2019 was $3.6 billion. BP expects 2019 organic capital expenditure to be in the range of $15-17 billion.

Lease liability payments of principal for the first quarter of 2019 were $0.6 billion.

Divestments and other proceeds were $0.6 billion for the quarter.

Gulf of Mexico oil spill payments on a post-tax basis totalled $0.6 billion in the quarter. Payments for the full year are expected to be around $2 billion on a post-tax basis.

Gearing* at the end of the quarter was 30.4%. Assuming recent average oil prices, and in line with expected growth in free cash flow supported by divestment proceeds, we expect gearing to move towards the middle of our targeted range of 20-30% in 2020. See page 25 for more information.

Safety
BP has introduced a new safety operating metric including tier 2 as well as tier 1 process safety events, giving a wider view of process safety within BP’s operations. The increase compared to the first quarter 2018 was mainly due to a higher number of tier 2 events.

Operating metrics	First quarter 2019	Financial metrics	First quarter 2019
	(vs. First quarter 2018)		(vs. First quarter 2018)
Tier 1 and tier 2 process safety events*	28	Underlying RC profit*[i]	$2.4bn
	(+15)		(-$0.2bn)
Reported recordable injury frequency*	0.16	Operating cash flow excluding Gulf of Mexico oil spill payments (post-tax)	(c)
(-22%)
Group production	3,822mboe/d	Organic capital expenditureii	$3.6bn
	(+2.4%)		(+$0.1bn)
Upstream production (excludes Rosneft segment)	2,656mboe/d	Gulf of Mexico oil spill payments (post-tax)	$0.6bn
	(+2.0%)		(-$1.1bn)
Upstream unit production costs(a)	$7.39/boe	Divestment proceeds*	$0.6bn
	(-3.9%)		(+$0.4bn)
BP-operated Upstream plant reliability	96.2%	Gearingiii	30.4%
	(+0.3)		(+2.6)
BP-operated refining availability*(b)	94.3%	Dividend per ordinary share(d)	10.25 cents
	(-0.5)		(+2.5%)

(a)	Broadly flat with the same period in 2018 after excluding the impacts of IFRS 16 on production costs.

(b)	From the first quarter 2019 refining availability has changed to BP-operated refining availability to more closely align to the BP-operated upstream plant reliability measure.

(c)
SEC regulations do not permit inclusion of this non-GAAP metric in this SEC filing. Operating cash flow excluding Gulf of Mexico oil spill payments is calculated by excluding post-tax payments relating to the Gulf of Mexico oil spill from net cash provided by operating activities, as reported in the condensed group cash flow statement. For the first quarter, net cash provided by operating activities was $5.3 billion and post-tax Gulf of Mexico oil spill payments were $0.6 billion.

(d)	Represents dividend announced in the quarter (vs. prior year quarter).

Nearest GAAP equivalent measures
i	Profit for the period:	$2.9bn
ii	Capital expenditure*:	$5.6bn
iii	Finance debt ratio*:	39.0%

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 37.

Upstream

	First	First
	quarter	quarter
$ million	2019	2018
Profit before interest and tax	2,886	3,175
Inventory holding (gains) losses*	(2)	(1)
RC profit before interest and tax	2,884	3,174
Net (favourable) adverse impact of non-operating items* and fair value accounting effects*	44	(17)
Underlying RC profit before interest and tax*(a)	2,928	3,157

(a)	See page 10 for a reconciliation to segment RC profit before interest and tax by region.

Financial results
The replacement cost profit before interest and tax for the first quarter was $2,884 million, compared with $3,174 million for the same period in 2018. The first quarter included a net non-operating charge of $4 million, compared with a net charge of $104 million for the same period in 2018. Fair value accounting effects in the first quarter had an adverse impact of $40 million, compared with a favourable impact of $121 million in the same period of 2018.

After adjusting for non-operating items and fair value accounting effects, the underlying replacement cost profit before interest and tax for the first quarter was $2,928 million, compared with $3,157 million for the same period in 2018. The result for the first quarter mainly reflected lower liquids realizations and the impact of turnaround activities in the US Gulf of Mexico, partly offset by strong gas marketing and trading.

Production
Production for the quarter was 2,656mboe/d, 2.0% higher than the first quarter of 2018. Underlying production* for the quarter decreased by 1.9%, mainly due to turnaround and maintenance activities in the US Gulf of Mexico and severe weather impacts in BPX Energy.
Key events
On 6 February, the Constellation development in the US Gulf of Mexico, a tieback to the Constitution spar, commenced production (Anadarko operator 33.33% and BP 66.67%).
On 11 February, BP confirmed it started gas production from the second stage of Egypt’s West Nile Delta development, in the Giza and Fayoum fields (BP operator 82.75% and DEA Deutsche Erdoel AG 17.25%).
On 26 February, BP announced first gas from the Angelin project in Trinidad.
On 1 March, BPX Energy assumed control of all Petrohawk Energy Corporation operations from BHP.
On 13 March, BP and Environmental Defense Fund announced a three-year strategic commitment to advance technologies and practices to reduce methane emissions from the global oil and gas supply chain.
On 14 March, BP confirmed a gas discovery in the Nour exploration prospect located in the Nour North Sinai Concession, located in the Eastern Egyptian Mediterranean (Eni operator 40%, BP 25%, Mubadala Petroleum 20% and Tharwa Petroleum 15%). The well is currently under evaluation.
On 26 March, BP announced that it has established a fund of up to $100-million to be made available over the next three years for projects that will deliver new greenhouse gas (GHG) emissions reductions in its Upstream oil and gas operations. The new Upstream carbon fund will provide further support to BP’s work in sustainably reducing GHG emissions in its operations.
In March, a final investment decision was made on Seagull, a development tieback in the Central UK North Sea (Neptune Energy operator 35%, BP 50% and Japan Petroleum Exploration Co. LTD. 15%).
In April, a final investment decision was made on the Azeri Central East (ACE) project, the next stage of the Azeri-Chirag-Deepwater Gunashli (ACG) field.

Outlook
Looking ahead, we expect second-quarter 2019 reported production to be broadly flat with the first quarter reflecting ramp up of major projects* offset by ongoing seasonal turnaround and maintenance activities in high margin regions.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 37.

Upstream (continued)

	First	First
	quarter	quarter
$ million	2019	2018
Underlying RC profit before interest and tax
US	612	526
Non-US	2,316	2,631
	2,928	3,157
Non-operating items
US	(30)	(145)
Non-US	26	41
	(4)	(104)
Fair value accounting effects
US	(93)	(9)
Non-US	53	130
	(40)	121
RC profit before interest and tax
US	489	372
Non-US	2,395	2,802
	2,884	3,174
Exploration expense
US	25	309
Non-US	342	205
	367	514
Of which: Exploration expenditure written off	284	426
Production (net of royalties)(a)
Liquids* (mb/d)
US	455	448
Europe	159	139
Rest of World	685	731
	1,299	1,319
Of which equity-accounted entities	137	175
Natural gas (mmcf/d)
US	2,310	1,790
Europe	145	217
Rest of World	5,417	5,456
	7,872	7,463
Of which equity-accounted entities	459	478
Total hydrocarbons* (mboe/d)
US	853	757
Europe	184	177
Rest of World	1,619	1,672
	2,656	2,605
Of which equity-accounted entities	216	258
Average realizations*(b)
Total liquids(c) ($/bbl)	56.47	61.40
Natural gas ($/mcf)	4.02	3.78
Total hydrocarbons ($/boe)	39.37	41.39

(a)	Includes BP’s share of production of equity-accounted entities in the Upstream segment.

(b)	Realizations are based on sales by consolidated subsidiaries only - this excludes equity-accounted entities.

(c)	Includes condensate, natural gas liquids and bitumen.

Because of rounding, some totals may not agree exactly with the sum of their component parts.

Downstream

	First	First
	quarter	quarter
$ million	2019	2018
Profit (loss) before interest and tax	2,811	1,782
Inventory holding (gains) losses*	(1,046)	(69)
RC profit before interest and tax	1,765	1,713
Net (favourable) adverse impact of non-operating items* and fair value accounting effects*	(32)	113
Underlying RC profit before interest and tax*(a)	1,733	1,826

(a)	See page 12 for a reconciliation to segment RC profit before interest and tax by region and by business.

Financial results
The replacement cost profit before interest and tax for the first quarter was $1,765 million, compared with $1,713 million for the same period in 2018.
The first quarter includes a net non-operating charge of $4 million, compared with a charge of $53 million for the same period in 2018. Fair value accounting effects had a favourable impact of $36 million in the first quarter, compared with an adverse impact of $60 million for the same period in 2018.
After adjusting for non-operating items and fair value accounting effects, the underlying replacement cost profit before interest and tax for the first quarter was $1,733 million, compared with $1,826 million for the same period in 2018.
Replacement cost profit before interest and tax for the fuels, lubricants and petrochemicals businesses is set out on page 12.
Fuels
The fuels business reported an underlying replacement cost profit before interest and tax of $1,292 million for the first quarter, compared with $1,398 million for the same period in 2018. The year-on-year movement was driven by lower refining margins, partially offset by a strong contribution from supply and trading and higher fuels marketing earnings.
The refining result for the quarter reflects the impact of lower industry refining margins and narrower North American heavy crude oil discounts.
The fuels marketing result for the quarter primarily reflects year-on-year retail earnings growth, benefiting from higher premium volumes, the continued roll out of our convenience partnership model and further expansion in new markets, most notably Mexico.
In the quarter we opened our first BP-branded retail station in Shandong Province, through our joint venture with Dongming. This marks the start of our plan to add 1,000 new sites over the next five years to our existing network in China of more than 740 sites.
Lubricants
The lubricants business reported an underlying replacement cost profit before interest and tax of $272 million for the first quarter, compared with $331 million for the same period in 2018. The result for the quarter reflects continued adverse foreign exchange rate movements and one-off impacts related to the completion of a systems implementation.
Petrochemicals
The petrochemicals business reported an underlying replacement cost profit before interest and tax of $169 million for the first quarter, compared with $97 million for the same period in 2018. The result for the quarter reflects increased margin optimization and a lower level of turnaround activity.
In the quarter we agreed an expansion of capacity at our joint venture petrochemicals facility in South Korea which will help us to meet the region’s growing acetyls demand. We also continued to make progress in our commitment to a low carbon future, signing an agreement with Virent and Johnson Matthey to further advance the development of bio-paraxylene, a key raw material for the production of renewable polyester.
Outlook
Looking to the second quarter of 2019, we expect higher industry refining margins, a similar level of North American heavy crude oil discounts and a significantly higher level of turnaround activity.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 37.

Downstream (continued)

	First	First
	quarter	quarter
$ million	2019	2018
Underlying RC profit before interest and tax - by region
US	531	589
Non-US	1,202	1,237
	1,733	1,826
Non-operating items
US	1	(17)
Non-US	(5)	(36)
	(4)	(53)
Fair value accounting effects(a)
US	61	(121)
Non-US	(25)	61
	36	(60)
RC profit before interest and tax
US	593	451
Non-US	1,172	1,262
	1,765	1,713
Underlying RC profit before interest and tax - by business(b)(c)
Fuels	1,292	1,398
Lubricants	272	331
Petrochemicals	169	97
	1,733	1,826
Non-operating items and fair value accounting effects(a)
Fuels	37	(110)
Lubricants	(4)	(3)
Petrochemicals	(1)	—
	32	(113)
RC profit before interest and tax(b)(c)
Fuels	1,329	1,288
Lubricants	268	328
Petrochemicals	168	97
	1,765	1,713

BP average refining marker margin (RMM)* ($/bbl)	10.2	11.7

Refinery throughputs (mb/d)
US	735	715
Europe	767	797
Rest of World	237	249
	1,739	1,761
BP-operated refining availability* (%)	94.3	94.8

Marketing sales of refined products (mb/d)
US	1,077	1,096
Europe	993	1,045
Rest of World	520	481
	2,590	2,622
Trading/supply sales of refined products	3,296	3,181
Total sales volumes of refined products	5,886	5,803

Petrochemicals production (kte)
US	601	499
Europe	1,160	1,128
Rest of World	1,299	1,391
	3,060	3,018

(a)	For Downstream, fair value accounting effects arise solely in the fuels business. See page 30 for further information.

(b)	Segment-level overhead expenses are included in the fuels business result.

(c)	Results from petrochemicals at our Gelsenkirchen and Mülheim sites in Germany are reported in the fuels business.

Rosneft

	First	First
	quarter	quarter
$ million	2019(a)	2018
Profit before interest and tax(b)(c)	526	269
Inventory holding (gains) losses*	(40)	(22)
RC profit before interest and tax	486	247
Net charge (credit) for non-operating items*	81	—
Underlying RC profit before interest and tax*	567	247
Financial results
Replacement cost (RC) profit before interest and tax for the first quarter was $486 million, compared with $247 million for the same period in 2018.
After adjusting for a non-operating item, the underlying RC profit before interest and tax for the first quarter was $567 million. There were no non-operating items in the first quarter of 2018.
Compared with the same period in 2018, the result for the first quarter primarily reflects favourable foreign exchange effects, partially offset by the impact of lower oil prices.
On 16 April 2019, Rosneft announced that the board of directors had recommended that the annual general meeting (AGM) adopts a resolution to pay dividends of 11.33 roubles per ordinary share, which would bring the total dividend for 2018 to 25.91 roubles per ordinary share, which constitutes 50% of the company’s IFRS net profit. In addition to the dividend received in October 2018 in relation to the results for the first half of 2018, BP expects to receive later this year a dividend of 21.3 billion roubles, after the deduction of withholding tax, subject to approval at the AGM.

	First	First
	quarter	quarter
	2019(a)	2018
Production (net of royalties) (BP share)
Liquids* (mb/d)	937	902
Natural gas (mmcf/d)	1,327	1,307
Total hydrocarbons* (mboe/d)	1,166	1,127

(a)
The operational and financial information of the Rosneft segment for the first quarter is based on preliminary operational and financial results of Rosneft for the three months ended 31 March 2019. Actual results may differ from these amounts.

(b)
The Rosneft segment result includes equity-accounted earnings arising from BP’s 19.75% shareholding in Rosneft as adjusted for the accounting required under IFRS relating to BP’s purchase of its interest in Rosneft and the amortization of the deferred gain relating to the divestment of BP’s interest in TNK-BP. These adjustments increase the segment's reported profit before interest and tax, as shown in the table above, compared with the amounts reported in Rosneft’s IFRS financial statements.

(c)
BP’s adjusted share of Rosneft’s earnings after Rosneft's own finance costs, taxation and non-controlling interests is included in the BP group income statement within profit before interest and taxation. For each year-to-date period it is calculated by translating the amounts reported in Russian roubles into US dollars using the average exchange rate for the year to date.

Other businesses and corporate

	First	First
	quarter	quarter
$ million	2019	2018
Profit (loss) before interest and tax	(546)	(571)
Inventory holding (gains) losses*	—	—
RC profit (loss) before interest and tax	(546)	(571)
Net charge (credit) for non-operating items	128	179
Underlying RC profit (loss) before interest and tax*	(418)	(392)
Underlying RC profit (loss) before interest and tax
US	(155)	(147)
Non-US	(263)	(245)
	(418)	(392)
Non-operating items
US	(128)	(148)
Non-US	—	(31)
	(128)	(179)
RC profit (loss) before interest and tax
US	(283)	(295)
Non-US	(263)	(276)
	(546)	(571)

Other businesses and corporate comprises our alternative energy business, shipping, treasury, corporate activities including centralized functions, and any residual costs of the Gulf of Mexico oil spill.
Financial results
The replacement cost loss before interest and tax for the first quarter was $546 million, compared with $571 million for the same period in 2018.
The results included a net non-operating charge of $128 million for the first quarter, primarily relating to costs of the Gulf of Mexico oil spill, compared with a charge of $179 million for the same period in 2018.
After adjusting for non-operating items, the underlying replacement cost loss before interest and tax for the first quarter was $418 million, compared with $392 million for the same period in 2018.
Alternative Energy
The net ethanol-equivalent production (which includes ethanol and sugar) for the first quarter was 14 million litres, compared with 7.6 million litres for the same period in 2018.
Net wind generation capacity* was 1,001MW at 31 March 2019, compared with 1,432MW at 31 March 2018. BP’s net share of wind generation for the first quarter was 773GWh, compared with 1,217GWh for the same period in 2018. The lower production for the quarter is due to divestments in the fourth quarter of 2018.
Lightsource BP announced that the Green Energy Equity Fund, managed by its Indian joint venture, EverSource Capital, is partnering with the National Investment and Infrastructure Fund and CDC Group plc to invest a total of $330 million in Ayana Renewable Power. Ayana was launched to develop utility scale solar and wind generation projects in India.

Outlook
During 2019, Other businesses and corporate average quarterly charges, excluding non-operating items, are expected to be around $350 million although this will fluctuate quarter to quarter.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 37.

Financial statements
Group income statement

	First	First
	quarter	quarter
$ million	2019	2018

Sales and other operating revenues (Note 3)	66,321	68,172
Earnings from joint ventures – after interest and tax	185	293
Earnings from associates – after interest and tax	649	414
Interest and other income	163	159
Gains on sale of businesses and fixed assets	89	105
Total revenues and other income	67,407	69,143
Purchases	48,272	51,512
Production and manufacturing expenses	5,356	5,438
Production and similar taxes (Note 5)	424	368
Depreciation, depletion and amortization (Note 4)	4,461	3,931
Impairment and losses on sale of businesses and fixed assets	96	91
Exploration expense	367	514
Distribution and administration expenses	2,767	2,794
Profit (loss) before interest and taxation	5,664	4,495
Finance costs	867	553
Net finance expense relating to pensions and other post-retirement benefits	15	31
Profit (loss) before taxation	4,782	3,911
Taxation	1,783	1,380
Profit (loss) for the period	2,999	2,531
Attributable to
BP shareholders	2,934	2,469
Non-controlling interests	65	62
	2,999	2,531

Earnings per share (Note 6)
Profit (loss) for the period attributable to BP shareholders
Per ordinary share (cents)
Basic	14.54	12.40
Diluted	14.47	12.33
Per ADS (dollars)
Basic	0.87	0.74
Diluted	0.87	0.74

Condensed group statement of comprehensive income

	First	First
	quarter	quarter
$ million	2019	2018

Profit (loss) for the period	2,999	2,531
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Currency translation differences	989	531
Cash flow hedges and costs of hedging	19	(82)
Share of items relating to equity-accounted entities, net of tax	(50)	155
Income tax relating to items that may be reclassified	(34)	(90)
	924	514
Items that will not be reclassified to profit or loss
Remeasurements of the net pension and other post-retirement benefit liability or asset	(853)	865
Cash flow hedges that will subsequently be transferred to the balance sheet	8	13
Income tax relating to items that will not be reclassified	273	(265)
	(572)	613
Other comprehensive income	352	1,127
Total comprehensive income	3,351	3,658
Attributable to
BP shareholders	3,281	3,580
Non-controlling interests	70	78
	3,351	3,658

Condensed group statement of changes in equity

	BP shareholders’	Non-controlling	Total
$ million	equity	interests	equity
At 31 December 2018	99,444	2,104	101,548
Adjustment on adoption of IFRS 16, net of tax(a)	(329)	(1)	(330)
At 1 January 2019	99,115	2,103	101,218

Total comprehensive income	3,281	70	3,351
Dividends	(1,435)	(36)	(1,471)
Cash flow hedges transferred to the balance sheet, net of tax	5	—	5
Repurchase of ordinary share capital	(50)	—	(50)
Share-based payments, net of tax	280	—	280
Share of equity-accounted entities’ changes in equity, net of tax	3	—	3
At 31 March 2019	101,199	2,137	103,336

	BP shareholders’	Non-controlling	Total
$ million	equity	interests	equity
At 31 December 2017	98,491	1,913	100,404
Adjustment on adoption of IFRS 9, net of tax(b)	(180)	—	(180)
At 1 January 2018	98,311	1,913	100,224

Total comprehensive income	3,580	78	3,658
Dividends	(1,828)	(13)	(1,841)
Cash flow hedges transferred to the balance sheet, net of tax	1	—	1
Repurchase of ordinary share capital	(120)	—	(120)
Share-based payments, net of tax	244	—	244
Transactions involving non-controlling interests, net of tax	(1)	—	(1)
At 31 March 2018	100,187	1,978	102,165

(a)	See Note 1 for further information.

(b)	See Note 1 in BP Annual Report and Form 20-F 2018 for further information.

Group balance sheet

	31 March	31 December
$ million	2019	2018(a)
Non-current assets
Property, plant and equipment	144,625	135,261
Goodwill	12,277	12,204
Intangible assets	16,505	17,284
Investments in joint ventures	8,701	8,647
Investments in associates	19,073	17,673
Other investments	1,269	1,341
Fixed assets	202,450	192,410
Loans	642	637
Trade and other receivables	2,111	1,834
Derivative financial instruments	5,265	5,145
Prepayments	814	1,179
Deferred tax assets	3,593	3,706
Defined benefit pension plan surpluses	5,709	5,955
	220,584	210,866
Current assets
Loans	340	326
Inventories	21,426	17,988
Trade and other receivables	24,490	24,478
Derivative financial instruments	3,004	3,846
Prepayments	1,082	963
Current tax receivable	965	1,019
Other investments	134	222
Cash and cash equivalents	21,256	22,468
	72,697	71,310
Total assets	293,281	282,176
Current liabilities
Trade and other payables	46,749	46,265
Derivative financial instruments	2,340	3,308
Accruals	3,924	4,626
Lease liabilities	2,099	44
Finance debt	11,480	9,329
Current tax payable	2,348	2,101
Provisions	2,332	2,564
	71,272	68,237
Non-current liabilities
Other payables	13,898	13,830
Derivative financial instruments	5,294	5,625
Accruals	547	575
Lease liabilities	8,195	623
Finance debt	54,510	55,803
Deferred tax liabilities	9,770	9,812
Provisions	17,773	17,732
Defined benefit pension plan and other post-retirement benefit plan deficits	8,686	8,391
	118,673	112,391
Total liabilities	189,945	180,628
Net assets	103,336	101,548
Equity
BP shareholders’ equity	101,199	99,444
Non-controlling interests	2,137	2,104
Total equity	103,336	101,548

(a)	Finance debt on the comparative balance sheet has been re-presented to align with the current period. See Note 1 for further information.

Condensed group cash flow statement

	First	First
	quarter	quarter
$ million	2019	2018
Operating activities
Profit (loss) before taxation	4,782	3,911
Adjustments to reconcile profit (loss) before taxation to net cash provided by operating activities
Depreciation, depletion and amortization and exploration expenditure written off	4,745	4,357
Impairment and (gain) loss on sale of businesses and fixed assets	7	(14)
Earnings from equity-accounted entities, less dividends received	(589)	(536)
Net charge for interest and other finance expense, less net interest paid	88	80
Share-based payments	297	237
Net operating charge for pensions and other post-retirement benefits, less contributions and benefit payments for unfunded plans	(77)	(202)
Net charge for provisions, less payments	(116)	144
Movements in inventories and other current and non-current assets and liabilities	(2,695)	(3,398)
Income taxes paid	(1,146)	(933)
Net cash provided by operating activities	5,296	3,646
Investing activities
Expenditure on property, plant and equipment, intangible and other assets	(3,695)	(3,586)
Acquisitions, net of cash acquired	(1,795)	—
Investment in joint ventures	—	(39)
Investment in associates	(145)	(338)
Total cash capital expenditure	(5,635)	(3,963)
Proceeds from disposal of fixed assets	235	85
Proceeds from disposal of businesses, net of cash disposed	365	82
Proceeds from loan repayments	55	9
Net cash used in investing activities	(4,980)	(3,787)
Financing activities(a)
Net issue (repurchase) of shares	(45)	(110)
Lease liability payments	(617)	(10)
Proceeds from long-term financing	2,124	122
Repayments of long-term financing	(2,640)	(1,147)
Net increase (decrease) in short-term debt	1,089	(349)
Net increase (decrease) in non-controlling interests	—	(1)
Dividends paid - BP shareholders	(1,435)	(1,829)
- non-controlling interests	(36)	(13)
Net cash provided by (used in) financing activities	(1,560)	(3,337)
Currency translation differences relating to cash and cash equivalents	32	145
Increase (decrease) in cash and cash equivalents	(1,212)	(3,333)
Cash and cash equivalents at beginning of period	22,468	25,575
Cash and cash equivalents at end of period	21,256	22,242

(a)	Financing cash flows for the first quarter 2018 have been re-presented to align with the current period. See Note 1 for further information.

Notes
Note 1. Basis of preparation

The interim financial information included in this report has been prepared in accordance with IAS 34 'Interim Financial Reporting'.
The results for the interim periods are unaudited and, in the opinion of management, include all adjustments necessary for a fair presentation of the results for each period. All such adjustments are of a normal recurring nature. This report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2018 included in BP Annual Report and Form 20-F 2018.
BP prepares its consolidated financial statements included within BP Annual Report and Form 20-F on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the European Union (EU) and in accordance with the provisions of the UK Companies Act 2006 as applicable to companies reporting under IFRS. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the group’s consolidated financial statements for the periods presented.
The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing BP Annual Report and Form 20-F 2019, which are the same as those used in preparing BP Annual Report and Form 20-F 2018 with the exception of the adoption of IFRS 16 'Leases' from 1 January 2019.

New International Financial Reporting Standards adopted
BP adopted IFRS 16 ‘Leases’, which replaced IAS 17 ‘Leases’ and IFRIC 4 ‘Determining whether an arrangement contains a lease’, with effect from 1 January 2019. Further information is included in BP Annual Report and Form 20-F 2018 - Financial statements - Note 1 Significant accounting policies, judgements, estimates and assumptions - Impact of new International Financial Reporting Standards.
IFRS 16 provides a new model for lessee accounting in which the majority of leases are accounted for by the recognition on the balance sheet of a right-of-use asset and a lease liability.
Agreements that convey the right to control the use of an identified asset for a period of time in exchange for consideration are accounted for as leases. A lease liability is recognized at the present value of future lease payments over the reasonably certain lease term. Variable lease payments that do not depend on an index or a rate are not included in the lease liability. The right-of-use asset is recognized at a value equivalent to the initial measurement of the lease liability adjusted for lease prepayments, lease incentives, initial direct costs and any restoration obligations. The subsequent amortization of the right-of-use asset and the interest expense related to the lease liability are recognized in the income statement over the lease term.
The group recognizes the full lease liability, rather than its working interest share, for leases entered into on behalf of a joint operation if the group has the primary responsibility for making the lease payments. If the right-of-use asset is jointly controlled by the group and the other joint operators, a receivable is recognized for the share of the asset transferred to the other joint operators.
BP elected to apply the modified retrospective transition approach in which the cumulative effect of initial application is recognized in opening retained earnings at the date of initial application with no restatement of comparative periods’ financial information. Comparative information in the group balance sheet and group cash flow statement has, however, been re-presented to align with current year presentation, showing lease liabilities and lease liability payments as separate line items. These were previously included within the finance debt and repayments of long-term financing line items respectively. Amounts presented in these line items for the comparative periods relate to leases accounted for as finance leases under IAS 17.
IFRS 16 introduces a revised definition of a lease. As permitted by the standard, BP elected not to reassess the existing population of leases under the new definition and will only apply the new definition for the assessment of contracts entered into after the transition date. On transition the standard permits, on a lease-by-lease basis, the right-of-use asset to be measured either at an amount equal to the lease liability (as adjusted for prepaid or accrued lease payments), or on a historical basis as if the standard had always applied. BP elected to use the historical asset measurement for its more material leases and used the asset equals liability approach for the remainder of the population. BP also elected to adjust the carrying amounts of the right-of-use assets as at 1 January 2019 for onerous lease provisions that had been recognized on the group balance sheet as at 31 December 2018, rather than performing impairment tests on transition.
The effect of the adoption of IFRS 16 on the group balance sheet is set out below.

Note 1. Basis of preparation (continued)

			Adjustment
	31 December	1 January	on adoption
$ million	2018	2019	of IFRS 16
Non-current assets
Property, plant and equipment	135,261	143,950	8,689
Trade and other receivables	1,834	2,159	325
Prepayments	1,179	849	(330)
Deferred tax assets	3,706	3,736	30
Current assets
Trade and other receivables	24,478	24,673	195
Prepayments	963	872	(91)
Current liabilities
Trade and other payables	46,265	46,209	(56)
Accruals	4,626	4,578	(48)
Lease liabilities	44	2,196	2,152
Finance debt	9,329	9,329	—
Provisions	2,564	2,547	(17)
Non-current liabilities
Other payables	13,830	14,013	183
Accruals	575	548	(27)
Lease liabilities	623	7,704	7,081
Finance debt	55,803	55,803	—
Deferred tax liabilities	9,812	9,767	(45)
Provisions	17,732	17,657	(75)

Net assets	101,548	101,218	(330)

Equity
BP shareholders' equity	99,444	99,115	(329)
Non-controlling interests	2,104	2,103	(1)
	101,548	101,218	(330)
The presentation and timing of recognition of charges in the income statement has changed following the adoption of IFRS 16. The operating lease expense previously reported under IAS 17, typically on a straight-line basis, has been replaced by depreciation of the right-of-use asset and interest on the lease liability. In the cash flow statement payments are now presented as financing cash flows, representing payments of principal, and as operating cash flows, representing payments of interest. Variable lease payments that do not depend on an index or rate are not included in the lease liability and will continue to be presented as operating cash flows. In prior years, operating lease payments were principally presented within cash flows from operating activities.
The following table provides a reconciliation of the group’s operating lease commitments as at 31 December 2018 to the total lease liability recognized on the group balance sheet in accordance with IFRS 16 as at 1 January 2019.

$ million
Operating lease commitments at 31 December 2018	11,979

Leases not yet commenced	(1,372)
Leases below materiality threshold	(86)
Short-term leases	(91)
Effect of discounting	(1,512)
Impact on leases in joint operations	836
Variable lease payments	(58)
Redetermination of lease term	(252)
Other	(22)
Total additional lease liabilities recognized on adoption of IFRS 16	9,422
Finance lease obligations at 31 December 2018	667
Adjustment for finance leases in joint operations	(189)
Total lease liabilities at 1 January 2019	9,900

Note 1. Basis of preparation (continued)
An explanation of each reconciling item shown in the table above is provided in BP Annual Report and Form 20-F 2018 - Financial statements - Note 1 Significant accounting policies, judgements, estimates and assumptions - Impact of new International Financial Reporting Standards.
The total adjustments to the group's lease liabilities at 1 January 2019 are reconciled as follows:

$ million
Total additional lease liabilities recognized on adoption of IFRS 16	9,422
Less: adjustment for finance leases in joint operations	(189)
Total adjustment to lease liabilities	9,233
Of which – current	2,152
– non-current	7,081

Note 2. Analysis of replacement cost profit (loss) before interest and tax and reconciliation to profit (loss) before taxation

	First	First
	quarter	quarter
$ million	2019	2018
Upstream	2,884	3,174
Downstream	1,765	1,713
Rosneft	486	247
Other businesses and corporate	(546)	(571)
	4,589	4,563
Consolidation adjustment – UPII*	(13)	(160)
RC profit (loss) before interest and tax*	4,576	4,403
Inventory holding gains (losses)*
Upstream	2	1
Downstream	1,046	69
Rosneft (net of tax)	40	22
Profit (loss) before interest and tax	5,664	4,495
Finance costs	867	553
Net finance expense relating to pensions and other post-retirement benefits	15	31
Profit (loss) before taxation	4,782	3,911

RC profit (loss) before interest and tax*
US	771	359
Non-US	3,805	4,044
	4,576	4,403

Note 3. Sales and other operating revenues

	First	First
	quarter	quarter
$ million	2019	2018
By segment
Upstream	14,594	13,870
Downstream	58,416	61,406
Other businesses and corporate	356	343
	73,366	75,619

Less: sales and other operating revenues between segments
Upstream	6,324	6,733
Downstream	586	482
Other businesses and corporate	135	232
	7,045	7,447

Third party sales and other operating revenues
Upstream	8,270	7,137
Downstream	57,830	60,924
Other businesses and corporate	221	111
Total sales and other operating revenues	66,321	68,172

By geographical area
US	21,848	23,613
Non-US	49,618	51,240
	71,466	74,853
Less: sales and other operating revenues between areas	5,145	6,681
	66,321	68,172

Revenues from contracts with customers
Sales and other operating revenues include the following in relation to revenues from contracts with customers:
Crude oil	14,282	14,917
Oil products	42,583	44,130
Natural gas, LNG and NGLs	5,793	5,159
Non-oil products and other revenues from contracts with customers	3,501	3,495
	66,159	67,701

Note 4. Depreciation, depletion and amortization

	First	First
	quarter	quarter
$ million	2019	2018
Upstream
US	1,113	1,088
Non-US	2,498	2,272
	3,611	3,360
Downstream
US	323	219
Non-US	383	302
	706	521
Other businesses and corporate
US	13	16
Non-US	131	34
	144	50
Total group	4,461	3,931

Note 5. Production and similar taxes

	First	First
	quarter	quarter
$ million	2019	2018
US	81	90
Non-US	343	278
	424	368

Note 6. Earnings per share and shares in issue
Basic earnings per ordinary share (EpS) amounts are calculated by dividing the profit (loss) for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. During the quarter the company repurchased for cancellation 6 million ordinary shares for a total cost of $50 million, as part of the share buyback programme as announced on 31 October 2017. The number of shares in issue is reduced when shares are repurchased.
The calculation of EpS is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly EpS amounts in any particular year-to-date period may not be equal to the EpS amount for the year-to-date period.
For the diluted EpS calculation the weighted average number of shares outstanding during the period is adjusted for the number of shares that are potentially issuable in connection with employee share-based payment plans using the treasury stock method.

	First	First
	quarter	quarter
$ million	2019	2018
Results for the period
Profit (loss) for the period attributable to BP shareholders	2,934	2,469
Less: preference dividend	—	—
Profit (loss) attributable to BP ordinary shareholders	2,934	2,469

Number of shares (thousand)(a)
Basic weighted average number of shares outstanding	20,175,634	19,918,700
ADS equivalent	3,362,605	3,319,783

Weighted average number of shares outstanding used to calculate diluted earnings per share	20,281,773	20,030,656
ADS equivalent	3,380,295	3,338,442

Shares in issue at period-end	20,330,597	19,943,591
ADS equivalent	3,388,432	3,323,931

(a)	Excludes treasury shares and includes certain shares that will be issued in the future under employee share-based payment plans.

Issued ordinary share capital as at 31 March 2019 comprised 20,345,694,052 ordinary shares (31 December 2018 20,260,732,488 ordinary shares). This includes shares held in trust to settle future employee share plan obligations and excludes 1,262,930,568 ordinary shares which have been bought back and are held in treasury by BP (31 December 2018 1,264,731,539 ordinary shares).

Note 7. Dividends
Dividends payable
BP today announced an interim dividend of 10.25 cents per ordinary share which is expected to be paid on 21 June 2019 to ordinary shareholders and American Depositary Share (ADS) holders on the register on 10 May 2019. The corresponding amount in sterling is due to be announced on 10 June 2019, calculated based on the average of the market exchange rates for the four dealing days commencing on 4 June 2019. Holders of ADSs are expected to receive $0.615 per ADS (less applicable fees). A scrip dividend alternative is available, allowing shareholders to elect to receive their dividend in the form of new ordinary shares and ADS holders in the form of new ADSs. Details of the first quarter dividend and timetable are available at bp.com/dividends and details of the scrip dividend programme are available at bp.com/scrip.

	First	First
	quarter	quarter
	2019	2018
Dividends paid per ordinary share
cents	10.250	10.000
pence	7.738	7.169
Dividends paid per ADS (cents)	61.50	60.00
Scrip dividends
Number of shares issued (millions)	90.1	23.4
Value of shares issued ($ million)	629	155
Note 8. Net debt and net debt including leases

Net debt*	First	Fourth	First
	quarter	quarter	quarter
$ million	2019	2018	2018
Finance debt(a)	65,990	65,132	61,540
Fair value (asset) liability of hedges related to finance debt(b)	350	813	46
	66,340	65,945	61,586
Less: cash and cash equivalents	21,256	22,468	22,242
Net debt	45,084	43,477	39,344
Equity	103,336	101,548	102,165
Gearing	30.4%	30.0%	27.8%

(a)	The fair value of finance debt at 31 March 2019 was $67,003 million (31 December 2018 $65,259 million).

(b)
Derivative financial instruments entered into for the purpose of managing interest rate and foreign currency exchange risk associated with net debt with a fair value liability position of $609 million (fourth quarter 2018 liability of $827 million and first quarter 2018 liability of $457 million) are not included in the calculation of net debt shown above as hedge accounting is not applied for these instruments.

As a result of the adoption of IFRS 16 ‘Leases’, leases that were previously classified as finance leases under IAS 17 are now presented as ‘Lease liabilities’ on the group balance sheet and therefore do not form part of finance debt. Comparative information for finance debt (previously termed ‘gross debt’), net debt and gearing (previously termed 'net debt ratio') have been amended to be on a consistent basis with amounts presented for 2019. The relevant amounts for finance lease liabilities that have been excluded from comparative information are $667 million and $649 million for the fourth and first quarters 2018. The previously disclosed amounts for finance debt for the fourth and first quarters 2018 were $65,799 million and $62,189 million respectively. The previously disclosed amounts for net debt for the fourth and first quarters 2018 were $44,144 million and $39,993 million respectively. The previously disclosed amounts for gearing for the fourth and first quarters 2018 were 30.3% and 28.1% respectively.

Net debt including leases*	First	Fourth	First
	quarter	quarter	quarter
$ million	2019	2018	2018
Net debt	45,084	43,477	39,344
Lease liabilities	10,294	667	649
Net partner (receivable) payable for leases entered into on behalf of joint operations	(303)	—	—
Net debt including leases	55,075	44,144	39,993

Note 9. Inventory valuation

A provision of $124 million was held against hydrocarbon inventories at 31 March 2019 ($54 million at 31 March 2018) to write them down to their net realizable value. The net movement credited to the income statement during the first quarter 2019 was $480 million (first quarter 2018 was a credit of $9 million).
Note 10. Statutory accounts

The financial information shown in this publication, which was approved by the Board of Directors on 29 April 2019, is unaudited and does not constitute statutory financial statements. Audited financial information will be published in BP Annual Report and Form 20-F 2019.

Additional information
Effects on the financial statements of the adoption of IFRS 16 ‘Leases’
BP adopted IFRS 16 ‘Leases’ with effect from 1 January 2019. The principal effects of the adoption are described below. BP elected to apply the modified retrospective transition approach in which the cumulative effect of initial application is recognized in opening retained earnings at the date of initial application with no restatement of comparative periods’ financial information. For further information of the effects of adoption see Financial statements - Note 1 and Note 8.
Balance sheet
As a result of the adoption of IFRS 16, $9.6 billion of right-of-use assets and $10.3 billion of lease liabilities have been included in the group balance sheet as at 31 March 2019. Lease liabilities are now presented separately on the group balance sheet and do not form part of finance debt. Comparative information for finance debt in the group balance sheet has been re-presented to align with current year presentation.

	31 March	31 December
$ billion	2019	2018
Property, plant and equipment(a) (b)	9.6	0.5
Lease liabilities(a)	10.3	0.7
Finance debt	66.0	65.1

(a)	Comparative information represents finance leases accounted for under IAS 17.

(b)	Net additions to right-of-use assets for the first quarter of 2019 were $0.9 billion.

Income statement
The presentation and timing of recognition of charges in the income statement has changed following the adoption of IFRS 16. The operating lease expense reported under the previous lease accounting standard, IAS 17, typically on a straight-line basis, has been replaced by depreciation of the right-of-use asset and interest on the lease liability. Depreciation of right-of-use assets for the first quarter of 2019 was $0.5 billion. Interest on the group’s lease liabilities for the first quarter of 2019 was $0.1 billion. Operating lease expenses were previously principally included within Production and manufacturing expenses and Distribution and administration expenses in the income statement. It is estimated that the resulting benefit to these line items is offset, in total, by an equivalent amount in depreciation and interest charges. Therefore, there has been no material overall effect on group profit measures in the first quarter of 2019.
Cash flow statement
Lease payments are now presented as financing cash flows, representing payments of principal, and as operating cash flows, representing payments of interest. In prior years, operating lease payments were presented as operating cash flows and capital expenditure. Of the $0.6 billion of lease payments included within financing activities for the first quarter of 2019, it is estimated that $0.5 billion would have been reported as operating cash flows and $0.1 billion would have been reported as capital expenditure cash flows ignoring the effects of IFRS 16.

	First	First
	quarter	quarter
$ billion	2019	2018
Financing activities
Lease liability payments(a)	(0.6)	—

(a)	Comparative information represents finance leases accounted for under IAS 17.

Capital expenditure*

	First	First
	quarter	quarter
$ million	2019	2018
Capital expenditure on a cash basis
Organic capital expenditure*	3,648	3,538
Inorganic capital expenditure*(a)	1,987	425
	5,635	3,963

	First	First
	quarter	quarter
$ million	2019	2018
Organic capital expenditure by segment
Upstream
US	982	754
Non-US	1,888	2,112
	2,870	2,866
Downstream
US	187	171
Non-US	534	447
	721	618
Other businesses and corporate
US	9	7
Non-US	48	47
	57	54
	3,648	3,538
Organic capital expenditure by geographical area
US	1,178	932
Non-US	2,470	2,606
	3,648	3,538

(a)
On 31 October 2018, BP acquired from BHP Billiton Petroleum (North America) Inc. 100% of the issued share capital of Petrohawk Energy Corporation, a wholly owned subsidiary of BHP that holds a portfolio of unconventional onshore US oil and gas assets. As at 31 March 2019, $8,520 million of the consideration had been paid, including $1,732 million during the first quarter 2019. These amounts are included in inorganic capital expenditure. First quarter 2019 and first quarter 2018 include amounts relating to the 25-year extension to our ACG production-sharing agreement* in Azerbaijan.

Non-operating items*

	First	First
	quarter	quarter
$ million	2019	2018(a)
Upstream
Impairment and gain (loss) on sale of businesses and fixed assets	(11)	26
Environmental and other provisions	—	—
Restructuring, integration and rationalization costs	(35)	1
Fair value gain (loss) on embedded derivatives	—	7
Other	42	(138)
	(4)	(104)
Downstream
Impairment and gain (loss) on sale of businesses and fixed assets	4	(14)
Environmental and other provisions	—	—
Restructuring, integration and rationalization costs	(2)	(36)
Fair value gain (loss) on embedded derivatives	—	—
Other	(6)	(3)
	(4)	(53)
Rosneft
Impairment and gain (loss) on sale of businesses and fixed assets	(81)	—
Environmental and other provisions	—	—
Restructuring, integration and rationalization costs	—	—
Fair value gain (loss) on embedded derivatives	—	—
Other	—	—
	(81)	—
Other businesses and corporate
Impairment and gain (loss) on sale of businesses and fixed assets	—	2
Environmental and other provisions	(6)	(21)
Restructuring, integration and rationalization costs	10	(15)
Fair value gain (loss) on embedded derivatives	—	—
Gulf of Mexico oil spill	(115)	(86)
Other	(17)	(59)
	(128)	(179)
Total before interest and taxation	(217)	(336)
Finance costs(b)	(128)	(120)
Total before taxation	(345)	(456)
Taxation credit (charge) on non-operating items	93	209
Total after taxation for period	(252)	(247)

(a)	Amounts reported as restructuring, integration and rationalization costs relate to the group's restructuring programme, originally announced in 2014, which was completed in fourth quarter 2018.

(b)	Relates to the unwinding of discounting effects relating to Gulf of Mexico oil spill payables.

Non-GAAP information on fair value accounting effects

	First	First
	quarter	quarter
$ million	2019	2018
Favourable (adverse) impact relative to management’s measure of performance
Upstream	(40)	121
Downstream	36	(60)
	(4)	61
Taxation credit (charge)	(7)	(11)
	(11)	50
BP uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products. Under IFRS, these inventories are recorded at historical cost. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in the income statement. This is because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness-testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement, from the time the derivative commodity contract is entered into, on a fair value basis using forward prices consistent with the contract maturity.
BP enters into physical commodity contracts to meet certain business requirements, such as the purchase of crude for a refinery or the sale of BP’s gas production. Under IFRS these physical contracts are treated as derivatives and are required to be fair valued when they are managed as part of a larger portfolio of similar transactions. Gains and losses arising are recognized in the income statement from the time the derivative commodity contract is entered into.
IFRS require that inventory held for trading is recorded at its fair value using period-end spot prices, whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices, resulting in measurement differences.
BP enters into contracts for pipelines and other transportation, storage capacity, oil and gas processing and liquefied natural gas (LNG) that, under IFRS, are recorded on an accruals basis. These contracts are risk-managed using a variety of derivative instruments that are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.
The way that BP manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. BP calculates this difference for consolidated entities by comparing the IFRS result with management’s internal measure of performance. Under management’s internal measure of performance the inventory, transportation and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period. The fair values of derivative instruments used to risk manage certain oil, gas and other contracts, are deferred to match with the underlying exposure and the commodity contracts for business requirements are accounted for on an accruals basis. We believe that disclosing management’s estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole.
In addition, fair value accounting effects include changes in the fair value of the near-term portions of LNG contracts that fall within BP’s risk management framework. LNG contracts are not considered derivatives, because there is insufficient market liquidity, and they are therefore accrual accounted under IFRS. However, oil and natural gas derivative financial instruments (used to risk manage the near-term portions of the LNG contracts) are fair valued under IFRS. The fair value accounting effect reduces timing differences between recognition of the derivative financial instruments used to risk manage the LNG contracts and the recognition of the LNG contracts themselves, which therefore gives a better representation of performance in each period.

Non-GAAP information on fair value accounting effects (continued)
The impacts of fair value accounting effects, relative to management’s internal measure of performance, are shown in the table above. A reconciliation to GAAP information is set out below.

	First	First
	quarter	quarter
$ million	2019	2018
Upstream
Replacement cost profit (loss) before interest and tax adjusted for fair value accounting effects	2,924	3,053
Impact of fair value accounting effects	(40)	121
Replacement cost profit (loss) before interest and tax	2,884	3,174
Downstream
Replacement cost profit (loss) before interest and tax adjusted for fair value accounting effects	1,729	1,773
Impact of fair value accounting effects	36	(60)
Replacement cost profit (loss) before interest and tax	1,765	1,713
Total group
Profit (loss) before interest and tax adjusted for fair value accounting effects	5,668	4,434
Impact of fair value accounting effects	(4)	61
Profit (loss) before interest and tax	5,664	4,495
Readily marketable inventory* (RMI)

	31 March	31 December
$ million	2019	2018
RMI at fair value*	6,293	4,202
Paid-up RMI*	2,601	1,641
Readily marketable inventory (RMI) is oil and oil products inventory held and price risk-managed by BP’s integrated supply and trading function (IST) which could be sold to generate funds if required. Paid-up RMI is RMI that BP has paid for.
We believe that disclosing the amounts of RMI and paid-up RMI is useful to investors as it enables them to better understand and evaluate the group’s inventories and liquidity position by enabling them to see the level of discretionary inventory held by IST and to see builds or releases of liquid trading inventory.
See the Glossary on page 34 for a more detailed definition of RMI. RMI, RMI at fair value, paid-up RMI and unpaid RMI are non-GAAP measures. A reconciliation of total inventory as reported on the group balance sheet to paid-up RMI is provided below.

	31 March	31 December
$ million	2019	2018
Reconciliation of total inventory to paid-up RMI
Inventories as reported on the group balance sheet under IFRS	21,426	17,988
Less: (a) inventories that are not oil and oil products and (b) oil and oil product inventories that are not risk-managed by IST	(15,420)	(14,066)
	6,006	3,922
Plus: difference between RMI at fair value and RMI on an IFRS basis	287	280
RMI at fair value	6,293	4,202
Less: unpaid RMI* at fair value	(3,692)	(2,561)
Paid-up RMI	2,601	1,641

Gulf of Mexico oil spill

Net cash from operating activities relating to the Gulf of Mexico oil spill amounted to an outflow of $654 million on a pre-tax basis and an outflow of $649 million on a post-tax basis in the first quarter of 2019. For the same period in 2018, the amount was an outflow of $1,620 million and $1,714 million respectively. Net cash outflows relating to the Gulf of Mexico oil spill in the first quarter of 2018 include payments made under the 2012 agreement with the US government to resolve all federal criminal claims arising from the incident.

	31 March	31 December
$ million	2019	2018
Trade and other payables	(13,751)	(14,201)
Provisions	(368)	(345)
Gulf of Mexico oil spill payables and provisions	(14,119)	(14,546)
Of which - current	(2,262)	(2,612)

Deferred tax asset	5,626	5,562
The provision reflects the latest estimate for the remaining costs associated with the Gulf of Mexico oil spill. The amounts ultimately payable may differ from the amount provided and the timing of payments is uncertain. Further information relating to the Gulf of Mexico oil spill, including information on the nature and expected timing of payments relating to provisions and other payables, is provided in BP Annual Report and Form 20-F 2018 - Financial statements - Note 2 and pages 296 to 298 of Legal proceedings.
Reconciliation of basic earnings per ordinary share to replacement cost (RC) profit (loss) per share and to underlying replacement cost profit (loss) per share

	First	First
	quarter	quarter
Per ordinary share (cents)	2019	2018
Profit for the period	14.54	12.40
Inventory holding (gains) losses*, before tax	(5.39)	(0.47)
Taxation charge (credit) on inventory holding gains and losses	1.23	0.06
Replacement cost (RC) profit (loss)*	10.38	11.99
Net (favourable) adverse impact of non-operating items* and fair value accounting effects*, before tax	1.73	1.98
Taxation charge (credit) on non-operating items and fair value accounting effects	(0.42)	(0.99)
Underlying RC profit*	11.69	12.98

Reconciliation of effective tax rate (ETR) to ETR on RC profit or loss and underlying ETR

Taxation (charge) credit
	First	First
	quarter	quarter
$ million	2019	2018
Taxation on profit or loss	(1,783)	(1,380)
Taxation on inventory holding gains and losses	(249)	(12)
Taxation on a replacement cost (RC) profit or loss basis	(1,534)	(1,368)
Taxation on non-operating items and fair value accounting effects	86	198
Taxation on underlying replacement cost profit or loss	(1,620)	(1,566)

Effective tax rate
	First	First
	quarter	quarter
%	2019	2018
ETR on profit or loss	37	35
Adjusted for inventory holding gains or losses	5	1
ETR on RC profit or loss*	42	36
Adjusted for non-operating items and fair value accounting effects	(2)	1
Underlying ETR*	40	37

Realizations* and marker prices

	First	First
	quarter	quarter
	2019	2018
Average realizations(a)
Liquids* ($/bbl)
US	50.57	57.77
Europe	61.78	65.81
Rest of World	60.02	63.30
BP Average	56.47	61.40
Natural gas ($/mcf)
US	2.57	2.25
Europe	5.84	7.18
Rest of World	4.67	4.22
BP Average	4.02	3.78
Total hydrocarbons* ($/boe)
US	34.17	39.65
Europe	58.89	60.78
Rest of World	40.52	40.54
BP Average	39.37	41.39
Average oil marker prices ($/bbl)
Brent	63.13	66.82
West Texas Intermediate	54.87	62.90
Western Canadian Select	44.91	36.84
Alaska North Slope	64.39	67.20
Mars	61.13	62.44
Urals (NWE – cif)	62.91	65.27
Average natural gas marker prices
Henry Hub gas price(b) ($/mmBtu)	3.15	3.01
UK Gas – National Balancing Point (p/therm)	48.23	57.97

(a)	Based on sales of consolidated subsidiaries only – this excludes equity-accounted entities.

(b)	Henry Hub First of Month Index.
Exchange rates

	First	First
	quarter	quarter
	2019	2018
$/£ average rate for the period	1.30	1.39
$/£ period-end rate	1.31	1.41

$/€ average rate for the period	1.14	1.23
$/€ period-end rate	1.12	1.24

Rouble/$ average rate for the period	66.00	56.88
Rouble/$ period-end rate	65.02	57.72

Legal proceedings
The following discussion sets out the material developments in the group’s material legal proceedings during the recent period. For a full discussion of the group’s material legal proceedings, see pages 296-298 of BP Annual Report and Form 20-F 2018.
Other legal proceedings

Scharfstein v. BP West Coast Products, LLC A class action lawsuit was filed against BP West Coast Products, LLC (BPWCP) in Oregon State Court under the Oregon Unlawful Trade Practices Act on behalf of customers who used a debit card at ARCO gasoline stations in Oregon during the period 1 January 2011 to 30 August 2013, alleging that ARCO sites in Oregon failed to provide sufficient notice of the 35 cents per transaction debit card fee. In January 2014, the jury rendered a verdict against BPWCP and awarded statutory damages of $200 per class member. On 25 August 2015, the trial court determined the size of the class to be slightly in excess of two million members. On 31 May 2016 the trial court entered a judgment against BPWCP for the amount of $417.3 million. On 31 May 2018 the Oregon Court of Appeals affirmed the trial court’s ruling. BP filed a Petition for Review to the Oregon Supreme Court which was denied on 8 November 2018. In March 2019, BP and the Plaintiffs agreed to a settlement of the class action lawsuit, subject to final court approval. This has received preliminary approval by the court and has been sent to class members. A hearing for final approval of the settlement is scheduled for June 2019. BP filed a petition for a writ of certiorari to the US Supreme Court at the end of March in order to preserve BP’s appeal rights pending final court approval of the settlement. BP’s provisions for litigation and claims includes a provision for this lawsuit.

Glossary
Non-GAAP measures are provided for investors because they are closely tracked by management to evaluate BP’s operating performance and to make financial, strategic and operating decisions. Non-GAAP measures are sometimes referred to as alternative performance measures.
Capital expenditure is total cash capital expenditure as stated in the condensed group cash flow statement.
Consolidation adjustment – UPII is unrealized profit in inventory arising on inter-segment transactions.
Divestment proceeds are disposal proceeds as per the condensed group cash flow statement.
Effective tax rate (ETR) on replacement cost (RC) profit or loss is a non-GAAP measure. The ETR on RC profit or loss is calculated by dividing taxation on a RC basis by RC profit or loss before tax. Information on RC profit or loss is provided below. BP believes it is helpful to disclose the ETR on RC profit or loss because this measure excludes the impact of price changes on the replacement of inventories and allows for more meaningful comparisons between reporting periods. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period. A reconciliation to GAAP information is provided on page 32.
Fair value accounting effects are non-GAAP adjustments to our IFRS profit (loss). They reflect the difference between the way BP manages the economic exposure and internally measures performance of certain activities and the way those activities are measured under IFRS. Further information on fair value accounting effects is provided on page 30.
Finance debt ratio is defined as the ratio of finance debt to the total of finance debt plus shareholders' equity.
Free cash flow is operating cash flow less net cash used in investing activities and lease liability payments included in financing activities, as presented in the condensed group cash flow statement.
Gearing and net debt are non-GAAP measures. Net debt is calculated as finance debt, as shown in the balance sheet, plus the fair value of associated derivative financial instruments that are used to hedge foreign currency exchange and interest rate risks relating to finance debt, for which hedge accounting is applied, less cash and cash equivalents. Gearing is defined as the ratio of net debt to the total of net debt plus shareholders’ equity. All components of equity are included in the denominator of the calculation. BP believes these measures provide useful information to investors. Net debt enables investors to see the economic effect of finance debt, related hedges and cash and cash equivalents in total. Gearing enables investors to see how significant net debt is relative to equity from shareholders. The derivatives are reported on the balance sheet within the headings ‘Derivative financial instruments’. The nearest equivalent GAAP measures on an IFRS basis are finance debt and finance debt ratio. A reconciliation of finance debt to net debt is provided on page 25.
We are unable to present reconciliations of forward-looking information for gearing to finance debt ratio, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to present a meaningful comparable GAAP forward-looking financial measure. These items include fair value asset (liability) of hedges related to finance debt and cash and cash equivalents, that are difficult to predict in advance in order to include in a GAAP estimate.
Hydrocarbons – Liquids and natural gas. Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
Inorganic capital expenditure is a subset of capital expenditure and is a non-GAAP measure. Inorganic capital expenditure comprises consideration in business combinations and certain other significant investments made by the group. It is reported on a cash basis. BP believes that this measure provides useful information as it allows investors to understand how BP’s management invests funds in projects which expand the group’s activities through acquisition. Further information and a reconciliation to GAAP information is provided on page 28.

Glossary (continued)
Inventory holding gains and losses represent the difference between the cost of sales calculated using the replacement cost of inventory and the cost of sales calculated on the first-in first-out (FIFO) method after adjusting for any changes in provisions where the net realizable value of the inventory is lower than its cost. Under the FIFO method, which we use for IFRS reporting, the cost of inventory charged to the income statement is based on its historical cost of purchase or manufacture, rather than its replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed represent the difference between the charge to the income statement for inventory on a FIFO basis (after adjusting for any related movements in net realizable value provisions) and the charge that would have arisen based on the replacement cost of inventory. For this purpose, the replacement cost of inventory is calculated using data from each operation’s production and manufacturing system, either on a monthly basis, or separately for each transaction where the system allows this approach. The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions. See Replacement cost (RC) profit or loss definition below.
Liquids – Liquids for Upstream and Rosneft comprises crude oil, condensate and natural gas liquids. For Upstream, liquids also includes bitumen.
Major projects have a BP net investment of at least $250 million, or are considered to be of strategic importance to BP or of a high degree of complexity.
Net debt including leases is a non-GAAP measure. Net debt including leases is calculated as net debt plus lease liabilities, less the net amount of partner receivables and payables relating to leases entered into on behalf of joint operations. BP believes this measure provides useful information to investors as it enables investors to understand the impact of the group’s lease portfolio on net debt. The nearest equivalent GAAP measure on an IFRS basis is finance debt. A reconciliation of finance debt to net debt including leases is provided on page 25.
Net wind generation capacity is the sum of the rated capacities of the assets/turbines that have entered into commercial operation, including BP’s share of equity-accounted entities.
Non-operating items are charges and credits included in the financial statements that BP discloses separately because it considers such disclosures to be meaningful and relevant to investors. They are items that management considers not to be part of underlying business operations and are disclosed in order to enable investors better to understand and evaluate the group’s reported financial performance. Non-operating items within equity-accounted earnings are reported net of incremental income tax reported by the equity-accounted entity. An analysis of non-operating items by region is shown on pages 10, 12 and 14, and by segment and type is shown on page 29.
Operating cash flow is net cash provided by (used in) operating activities as stated in the condensed group cash flow statement. When used in the context of a segment rather than the group, the terms refer to the segment’s share thereof.
Operating cash flow excluding Gulf of Mexico oil spill payments is a non-GAAP measure. It is calculated by excluding post-tax operating cash flows relating to the Gulf of Mexico oil spill from net cash provided by operating activities as reported in the condensed group cash flow statement. BP believes net cash provided by operating activities excluding amounts related to the Gulf of Mexico oil spill is a useful measure as it allows for more meaningful comparisons between reporting periods. The nearest equivalent measure on an IFRS basis is net cash provided by operating activities.
Organic capital expenditure is a subset of capital expenditure and is a non-GAAP measure. Organic capital expenditure comprises capital expenditure less inorganic capital expenditure. BP believes that this measure provides useful information as it allows investors to understand how BP’s management invests funds in developing and maintaining the group’s assets. An analysis of organic capital expenditure by segment and region, and a reconciliation to GAAP information is provided on page 28.
We are unable to present reconciliations of forward-looking information for organic capital expenditure to total cash capital expenditure, because without unreasonable efforts, we are unable to forecast accurately the adjusting item, inorganic capital expenditure, that is difficult to predict in advance in order to derive the nearest GAAP estimate.
Production-sharing agreement (PSA) is an arrangement through which an oil and gas company bears the risks and costs of exploration, development and production. In return, if exploration is successful, the oil company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a stipulated share of the production remaining after such cost recovery.
Readily marketable inventory (RMI) is inventory held and price risk-managed by our integrated supply and trading function (IST) which could be sold to generate funds if required. It comprises oil and oil products for which liquid markets are available and excludes inventory which is required to meet operational requirements and other inventory which is not price risk-managed. RMI is reported at fair value. Inventory held by the Downstream fuels business for the purpose of sales and marketing, and all inventories relating to the lubricants and petrochemicals businesses, are not included in RMI.
Paid-up RMI excludes RMI which has not yet been paid for. For inventory that is held in storage, a first-in first-out (FIFO) approach is used to determine whether inventory has been paid for or not. Unpaid RMI is RMI which has not yet been paid for by BP. RMI, RMI at fair value, Paid-up RMI and Unpaid RMI are non-GAAP measures. Further information is provided on page 31.
Realizations are the result of dividing revenue generated from hydrocarbon sales, excluding revenue generated from purchases made for resale and royalty volumes, by revenue generating hydrocarbon production volumes. Revenue generating hydrocarbon production reflects the BP share of production as adjusted for any production which does not generate revenue. Adjustments may include losses due to shrinkage, amounts consumed during processing, and contractual or regulatory host committed volumes such as royalties.

Glossary (continued)
Refining availability represents Solomon Associates’ operational availability for BP-operated refineries, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all planned mechanical, process and regulatory downtime.
The Refining marker margin (RMM) is the average of regional indicator margins weighted for BP’s crude refining capacity in each region. Each regional marker margin is based on product yields and a marker crude oil deemed appropriate for the region. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP’s particular refinery configurations and crude and product slate.
Replacement cost (RC) profit or loss reflects the replacement cost of inventories sold in the period and is arrived at by excluding inventory holding gains and losses from profit or loss. RC profit or loss for the group is not a recognized GAAP measure. BP believes this measure is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due to changes in prices as well as changes in underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, BP’s management believes it is helpful to disclose this measure. The nearest equivalent measure on an IFRS basis is profit or loss attributable to BP shareholders. A reconciliation to GAAP information is provided on page 3. RC profit or loss before interest and tax is the measure of profit or loss that is required to be disclosed for each operating segment under IFRS.
RC profit or loss per share is a non-GAAP measure. Earnings per share is defined in Note 6. RC profit or loss per share is calculated using the same denominator. The numerator used is RC profit or loss attributable to BP shareholders rather than profit or loss attributable to BP shareholders. BP believes it is helpful to disclose the RC profit or loss per share because this measure excludes the impact of price changes on the replacement of inventories and allows for more meaningful comparisons between reporting periods. The nearest equivalent measure on an IFRS basis is basic earnings per share based on profit or loss for the period attributable to BP shareholders. A reconciliation to GAAP information is provided on page 32.
Reported recordable injury frequency measures the number of reported work-related employee and contractor incidents that result in a fatality or injury per 200,000 hours worked. This represents reported incidents occurring within BP’s operational HSSE reporting boundary. That boundary includes BP’s own operated facilities and certain other locations or situations.
Solomon availability – See Refining availability definition.
Tier 1 and tier 2 process safety events – Tier 1 events are losses of primary containment from a process of greatest consequence – causing harm to a member of the workforce, damage to equipment from a fire or explosion, a community impact or exceeding defined quantities. Tier 2 events are those of lesser consequence. These represent reported incidents occurring within BP’s operational HSSE reporting boundary. That boundary includes BP’s own operated facilities and certain other locations or situations.
Underlying effective tax rate (ETR) is a non-GAAP measure. The underlying ETR is calculated by dividing taxation on an underlying replacement cost (RC) basis by underlying RC profit or loss before tax. Taxation on an underlying RC basis is taxation on a RC basis for the period adjusted for taxation on non-operating items and fair value accounting effects. Information on underlying RC profit or loss is provided below. BP believes it is helpful to disclose the underlying ETR because this measure may help investors to understand and evaluate, in the same manner as management, the underlying trends in BP’s operational performance on a comparable basis, period on period. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period. A reconciliation to GAAP information is provided on page 32.
We are unable to present reconciliations of forward-looking information for underlying ETR to ETR on profit or loss for the period, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to present a meaningful comparable GAAP forward-looking financial measure. These items include the taxation on inventory holding gains and losses, non-operating items and fair value accounting effects, that are difficult to predict in advance in order to include in a GAAP estimate.
Underlying production is production after adjusting for acquisitions and divestments and entitlement impacts in our production-sharing agreements.
Underlying RC profit or loss is RC profit or loss after adjusting for non-operating items and fair value accounting effects. Underlying RC profit or loss and adjustments for fair value accounting effects are not recognized GAAP measures. See pages 29 and 30 for additional information on the non-operating items and fair value accounting effects that are used to arrive at underlying RC profit or loss in order to enable a full understanding of the events and their financial impact. BP believes that underlying RC profit or loss is a useful measure for investors because it is a measure closely tracked by management to evaluate BP’s operating performance and to make financial, strategic and operating decisions and because it may help investors to understand and evaluate, in the same manner as management, the underlying trends in BP’s operational performance on a comparable basis, period on period, by adjusting for the effects of these non-operating items and fair value accounting effects. The nearest equivalent measure on an IFRS basis for the group is profit or loss attributable to BP shareholders. The nearest equivalent measure on an IFRS basis for segments is RC profit or loss before interest and taxation. A reconciliation to GAAP information is provided on page 3.
Underlying RC profit or loss per share is a non-GAAP measure. Earnings per share is defined in Note 6. Underlying RC profit or loss per share is calculated using the same denominator. The numerator used is underlying RC profit or loss attributable to BP shareholders rather than profit or loss attributable to BP shareholders. BP believes it is helpful to disclose the underlying RC profit or loss per share because this measure may help investors to understand and evaluate, in the same manner as management, the underlying trends in BP’s operational performance on a comparable basis, period on period. The nearest equivalent measure on an IFRS basis is basic earnings per share based on profit or loss for the period attributable to BP shareholders. A reconciliation to GAAP information is provided on page 32.

Glossary (continued)
Upstream plant reliability (BP-operated) is calculated taking 100% less the ratio of total unplanned plant deferrals divided by installed production capacity. Unplanned plant deferrals are associated with the topside plant and where applicable the subsea equipment (excluding wells and reservoir). Unplanned plant deferrals include breakdowns, which does not include Gulf of Mexico weather related downtime.
Upstream unit production cost is calculated as production cost divided by units of production. Production cost does not include ad valorem and severance taxes. Units of production are barrels for liquids and thousands of cubic feet for gas. Amounts disclosed are for BP subsidiaries only and do not include BP’s share of equity-accounted entities.
Cautionary statement
In order to utilize the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 (the ‘PSLRA’) and the general doctrine of cautionary statements, BP is providing the following cautionary statement: The discussion in this results announcement contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events and circumstances - with respect to the financial condition, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements may generally, but not always, be identified by the use of words such as ‘will’, ‘expects’, ‘is expected to’, ‘aims’, ‘should’, ‘may’, ‘objective’, ‘is likely to’, ‘intends’, ‘believes’, ‘anticipates’, ‘plans’, ‘we see’ or similar expressions. In particular, the following, among other statements, are all forward looking in nature: expectations regarding the expected quarterly dividend payment and timing of such payment; plans and expectations regarding share buybacks, including to offset the impact of dilution from the scrip program; expectations regarding the underlying effective tax rate in 2019; plans and expectations to deliver disciplined growth, efficient projects, and safe and reliable operations; expectations regarding 2019 organic capital expenditure and depreciation, depletion and amortization charges; plans and expectations with respect to gearing, including for gearing to move toward the middle of the 20-30% targeted range in 2020; plans and expectations regarding Upstream projects including for five Upstream major projects to begin production in 2019 and to deliver 900,000 boe/d from new major projects by 2021; plans to make available up to $100-million over the next three years to support projects across the Upstream and expectations that the projects supported by the new $100-million initiative will deliver new emissions reductions; expectations regarding Upstream second-quarter 2019 reported production, seasonal turnaround and maintenance activities; plans to add 1,000 new BP branded retail station sites in China over the next five years; plans and expectations regarding expansion of capacity at BP’s joint venture petrochemicals facility in South Korea; expectations regarding Downstream second-quarter 2019 refining margins, discounts for North American heavy crude oil and turnaround activity; expectations regarding the amount of the Rosneft dividend; plans and expectations regarding Lightsource BP, including for the Green Energy Equity Fund to invest a total of $330 million in Ayana Renewable Power; plans and expectations regarding the Other businesses and corporate 2019 average quarterly charges; and expectations with respect to the amount of future payments relating to the Gulf of Mexico oil spill. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including: the specific factors identified in the discussions accompanying such forward-looking statements; the receipt of relevant third party and/or regulatory approvals; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; the timing, quantum and nature of certain acquisitions and divestments; future levels of industry product supply, demand and pricing, including supply growth in North America; OPEC quota restrictions; PSA effects; operational and safety problems; potential lapses in product quality; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought or imposed; the actions of prosecutors, regulatory authorities and courts; delays in the processes for resolving claims; amounts ultimately payable and timing of payments relating to the Gulf of Mexico oil spill; exchange rate fluctuations; development and use of new technology; recruitment and retention of a skilled workforce; the success or otherwise of partnering; the actions of competitors, trading partners, contractors, subcontractors, creditors, rating agencies and others; our access to future credit resources; business disruption and crisis management; the impact on our reputation of ethical misconduct and non-compliance with regulatory obligations; trading losses; major uninsured losses; decisions by Rosneft’s management and board of directors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism; cyber-attacks or sabotage; and other factors discussed elsewhere in this report, under ““Risk factors” in BP Annual Report and Form 20-F 2018 as filed with the US Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:	30 April 2019	/s/ JENS BERTELSEN
JENS BERTELSEN
Secretary